Exhibit 1

British American Tobacco p.l.c. (BAT)

12 December 2025

 Committee Change

BAT announces that Holly Keller Koeppel, Non-Executive Director of the Company, will step down from the Audit Committee with effect from 31 December 2025.

Following the change noted above, the membership of the Board’s Committees as at 31 December 2025 is set out below:

Audit Committee	Remuneration Committee
Darrell Thomas (Committee Chair)	Kandy Anand (Committee Chair)
Véronique Laury	Karen Guerra
Uta Kemmerich-Keil	Serpil Timuray
Matthew Wright

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